February 24, 2020

Pat Cotroneo
Senior Vice President and Chief Financial Officer
FIBROGEN INC
409 Illinois Street
San Francisco, CA 94158

       Re: FIBROGEN INC.
           Form 10-K for the Year Ended December 31, 2018
           Filed February 27, 2019
           File No. 001-36740

Dear Mr. Cotroneo:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences